CHEN-DRAKE LAW GROUP, P.C.

8491 Sunset Blvd., Suite 368

W. Hollywood, CA 90069

(310) 358-0104 (t); 888-896-7763 (f)

www.chendrakelaw.com

April 27, 2012

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Edwin Kim, Attorney-Advisor Maryse Mills-Apenteng, Special Counsel Stephen Krikorian, Accounting Branch Chief Morgan Youngwood, Staff Accountant

Re:	Prime Global Capital Group Incorporated Amendment No. 2 to Form 10-K for the Fiscal Year ended October 31, 2011 File No. 000-54288

Ladies and Gentlemen:

On behalf of Prime Global Capital Group Incorporated (the “Company” or “PGCG”), we are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Company’s above-referenced Form 10-K for the fiscal year ended October 31, 2011 (the “Form 10-K”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on January 31, 2012 and amended by Amendment No.1 to the Form 10-K filed on February 1, 2012. Amendment No. 2 sets forth the Company’s responses to the comments received by email on April 17, 2012, from the staff of the Commission (the “Staff”). For ease of review, we have set forth each of the numbered comments of your letter and the Company’s responses thereto.

General

1.	We note that on the facing page of your annual report filed January 31, 2012 you indicate you are an “accelerated filer”; however, on your amended annual report filed on February 1, 2012 you indicate you are both an “accelerated filer” and a “smaller reporting company.” Please clarify whether you are both an accelerated filer and a smaller reporting company for the period ending October 31, 2011, and whether you will provide optional scaled disclosure allowed for smaller reporting companies. We note affirmative statement throughout your annual report that you are a smaller reporting company, with no mention of your transition to accelerated filer status.

Response: The Company determined that it became an accelerated filer as of October 31, 2011. At that time, the Company was both an accelerated filer and a smaller reporting company and elected to provide the optional scaled disclosure allowed for smaller reporting companies. The Company has revised its disclosure in Item 1 of Amendment No. 2 under the caption “Transition to Accelerated Filer Status and Approval to Initiate Uplisting Process” to include the following sentence:

“As of October 31, 2011, we became an accelerated filer. We elected to provide the optional scaled disclosure allowed for smaller reporting companies in this Form 10-K to provide us with sufficient time to transition into the fuller reporting standard.”

1

Edwin Kim

Maryse Mills-Apenteng

Stephen Krikorian
Morgan Youngwood

Securities and Exchange Commission

April 27, 2012

2.	We note that your stock price is significantly higher on a per share basis than the price per share paid by your accredited investors in your unregistered sales that occurred in September 2010, November 2010, and February 2011. We also note that your stock price is significantly higher than your book value per share. Please revise to discuss these disparities and the significant dilution that may result should an investor acquire your shares on the OTC Bulletin Board or any other market. Your disclosure should also clarify whether the closing prices of your common stock is related to a small number of transactions in an illiquid market for your securities and whether you or your affiliates have any relationships with the purchasers of the shares in these transactions.

Response: The Company has revised its disclosure in Item 13 of Amendment No. 2 under the caption “Subscription of Securities” to plainly disclose the disparities between the stock price and purchase price, the dilution that may result, the relation between the closing prices of our common stock and its illiquidity and the fact that there are no relationships between the purchasers of our shares and us and our affiliates.

3.	We note from the facing page that you qualify as an accelerated filer. Tell us what consideration you gave to providing a Sarbanes-Oxley Section 404 auditor attestation report as described in Item 308(b) of Regulation S-K.

Response: The auditor attestation report required under Sarbanes-Oxley Section 404 and as described in Item 308(b) of Regulation S-K was included on page 32 under Item 8 of the Form 10-K.

Facing Page

4.	You indicate that you do not have a class of securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934. However, it appears your common stock is registered under Section 12(g), pursuant to a Form 8-A filed on March 3, 2011. Please revise accordingly or advise.

Response: The Company has revised its disclosure on the Facing Page of Amendment No. 2 to disclose that its common stock is registered under Section 12(g).

5.	We note that you have not disclosed information regarding your public float required to be disclosed on the facing page of your Form 10-K. Please state the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of your most recently completed second fiscal quarter.

Response: The Company has revised its disclosure on the Facing Page of Amendment No. 2 to include information regarding its public float as of March 30, 2012.

Description of Business, page 3

6.	You indicate that your software and consumer goods business segments, both related to your social networking site, represent approximately 77% and 20%, respectively, of your revenue, yet you have not provided a description of these businesses that is responsive to Item 101(c) or Item 101(h)(4) of Regulation S-K. The business section will require significant revision. Please amend your filing to provide disclosure regarding these business segments that complies with Item 101 of Regulation S-K. Also, in light of your apparent prospective focus on your palm oil and real estate businesses, please revise to clarify whether you plan to continue your software and consumer goods businesses.

Response: The Company has revised its disclosure in Item 1 of Amendment No. 2 to provide further information regarding its software and consumer goods segments.

2

Edwin Kim

Maryse Mills-Apenteng

Stephen Krikorian
Morgan Youngwood

Securities and Exchange Commission

April 27, 2012

The Company respectfully notes that all of its consumer goods revenue in fiscal year 2011 and the seven months ended October 31, 2010, are derived from sales to the same single customer related to the Company. The Company viewed these sales as low cost, readily available opportunities to generate working capital at a time when the Company was unable to generate revenue from its m-commerce business (excluding the provision of IT consulting, programming and web development services). The Company does not have a formal business plan regarding this segment and intends to make additional sales if and when an opportunity becomes readily available.

8.	Please expand your business section to provide a more detailed description of your variable interest entity agreements with Virtual Setup Sdn. Bhd (“VSSB”) that enable you to control its palm oil plantation business. Please discuss the reasons for the VIE structure, clarify how these agreements provide you control and explain how you derive revenue or earnings from the arrangements. Please provide in an appropriate location a comprehensive discussion of any regulatory framework that prevents direct ownership by either UHT or your U.S. corporate entity and discuss any uncertainties with respect to the enforceability of the agreements.

Response: The Company has revised its disclosure in Item 1 of Amendment No. 2 under the caption “Government Regulation” to provide a description of the regulatory framework and reasons for using the VIE structure.

Government Regulation, page 10

9.	Consistent with the above comment, please expand your disclosure as necessary to provide a comprehensive discussion of the regulatory framework in which you conduct your various lines of business. Your two-paragraph discussion appears to be limited to an overly generalized discussion of foreign and domestic laws and regulations affecting agricultural business.

Response: The Company has expanded its disclosure in Item 1 of Amendment no. 2 under the caption “Government Regulation” to more fully discuss the regulatory framework under which it operates.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

10.	It appears that your shift in business focus constitutes a known trend, the impact of which should be specifically discussed in your MD&A. Please revise to provide a discussion of your various lines of business, the locations of operations for each business line, the extent to which you are transitioning away from or toward one or more of these businesses and how management expects any such transitions to impact your financial condition and results of operations. Your discussion should highlight material opportunities, challenges, risks and uncertainties associated with these changes in your business. Refer to SEC Release 34-48960 for additional guidance.

Response: The Company has revised its MD&A to include a separate discussion of each business segment, our reduced focus on our software and consumer goods segments and management’s expectations on the impact of such transition on the financial condition and results of operations on the Company, including the opportunities, challenges, risks and uncertainties associated with these changes.

3

Edwin Kim

Maryse Mills-Apenteng

Stephen Krikorian
Morgan Youngwood

Securities and Exchange Commission

April 27, 2012

Executive Compensation, page 63

11.	Since you granted stock-based equity awards in your last fiscal year, please revise to provide the appropriate compensation tables. If you are a smaller reporting company, you may provide the table required by Item 402(p) of Regulation S-K in lieu of the disclosures in Items 402(d)-(g).

Response: As described in the Form 10-K under the section entitled “Narrative Disclosure to Summary Compensation,” shares of the Company’s common stock were granted during fiscal year ended October 31, 2011, to our executive officers. These shares were granted without restriction. Upon the date of grant, the shares were fully vested with no restrictions on transfer except for those imposed by federal and state securities laws. Accordingly, the Company respectfully submits that such stock awards do not fit within the description of securities that “have not vested” and which are required to be included in columns (g) – (j) of the Outstanding Equity Awards At Fiscal Year-End Table described in Item 402(p) of Regulation S-K. The Company has revised its disclosure in the MD&A to include a statement that the securities granted were valued in accordance with ASC 718 as of the grant date.

12.	It appears that Mr. Liong Tat Teh, your chief financial officer, was omitted from the summary compensation table as a named executive officer. In this regard, we note that his employment agreement provides for an annual base salary of U.S. $120,000. We note, however, that Mr. Teh was identified as a named executive officer for the fiscal year ended October 31, 2011 in the Definitive Proxy Statement filed on March 14, 2012. Please revise accordingly or advise.

Response: The Company elected to provide the scaled disclosure allowed to smaller reporting companies in its 10-K which does not require the inclusion of the Principal Financial Officer if his total compensation for the last completed fiscal year did not exceed U.S. $100,000. The Company respectfully notes that Mr. Teh’s employment agreement which provides for an annual base salary of U.S. $120,000 was terminated approximately three months after inception on July 19, 2011. The agreement was replaced with a new employment agreement which provides for an annual base salary of MYR $124,800. Mr. Teh’s compensation during fiscal year 2011 did not exceed U.S. $100,000. Accordingly, Mr. Teh was omitted from the summary compensation table as a named executive officer for the fiscal year ended October 31, 2011.

At the time of filing of the Definitive Proxy Statement, the Company no longer qualified as a smaller reporting company and included Mr. Teh as a named executive officer.

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We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (310) 358-0104, or by fax at (888) 896-7763 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Jenny Chen-Drake Jenny Chen-Drake of CHEN-DRAKE LAW GROUP, PC

cc:	Prime Global Capital Group Incorporated